Voya investment management

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

June 3, 2016

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Voya Investors Trust (on behalf of Voya Large Cap Growth Portfolio)
SEC File No. 333-211169

Voya Investors Trust (on behalf of VY® Invesco Growth and Income Portfolio)
SEC File No. 333-211170

Voya Partners, Inc. (on behalf of VY® T. Rowe Price Diversified Mid Cap Growth Portfolio)
SEC File No. 333-211171

Dear Ms. Hahn:

This letter responds to comments provided to Kristen Freeman on May 31, 2016, by the Staff of the U.S. Securities and Exchange Commission (“Staff”), for the Registration Statements on Form N-14 that were filed on May 5, 2016 by Voya Investors Trust and Voya Partners, Inc. (the “Registrants”) related to the Reorganizations of VY® Fidelity® VIP Contrafund® Portfolio into Voya Large Cap Growth Portfolio; VY® Fidelity® VIP Equity-Income Portfolio into VY® Invesco Growth and Income Portfolio; and VY® Fidelity® VIP Mid Cap Portfolio into VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (collectively, the “Portfolios”). Capitalized terms not otherwise defined herein have the meanings ascribed to them in applicable Registration Statement. Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

GENERAL

1.	Comment: The Staff requested that the Registrants confirm that all missing or bracketed information will be included in a subsequent filing.

Response:        The Registrants so confirm.

2.	Comment: The Staff notes that the Registrations may not go effective automatically pursuant to Rule 488 given that no auditor consent was filed with respect to VY® Fidelity® VIP Contrafund® Portfolio, VY® Fidelity® VIP Equity-Income Portfolio, and VY® Fidelity® VIP Mid Cap Portfolio.

Response:        The Registrants will file an amendment that includes the requested auditor consents.

3.	Comment: The Staff requested that the Registrants include in the Summary portion of each Registration Statement a bullet point describing any differences in shareholder rights.

Response:        The Registrants have included the requested disclosure with respect to the Reorganizations of VY® Fidelity® VIP Contrafund® Portfolio into Voya Large Cap Growth Portfolio and VY® Fidelity® VIP Equity-Income Portfolio into VY® Invesco Growth and Income Portfolio. The Registrants note

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

June 3, 2016

Page | 2

that there are no material differences in the rights of shareholders with respect to the Reorganization of VY® Fidelity® VIP Mid Cap Portfolio into VY® T. Rowe Price Diversified Mid Cap Growth Portfolio since both Portfolios are series of Voya Partners, Inc.

4.	Comment: The Staff requested that the Registrants revise the footnotes to each Annual Portfolio Operating Expenses Table to state that the amount of the recoupment of prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

Response:      The Registrants appreciate the Staff’s comment but believe the current prospectus disclosure adequately describes the material terms of each Portfolio’s waiver agreements. In addition, the terms of recoupment applicable to a fee waiver, including limitations on the investment adviser’s ability to recoup any expenses reimbursed within 36 months of the waiver or reimbursement if such recoupment can be achieved without exceeding the expense limit in effect at the time of the recoupment, are further detailed in the section entitled “Expense Limitations” in each Portfolio’s statement of additional information which is incorporated by reference to the Registration Statement. The Registrants confirm that they are in compliance with ARA-73 in instances where a fee waiver arrangement is modified to increase a fund’s expense cap.

5.	Comment: In the sections entitled “How do the Principal Risks compare?” the Staff requested that the Registrants include a narrative discussion of the differences in the principal risks of the Portfolios.

Response:        The Registrants appreciate the Staff’s comment, but believe that providing this comparison in tabular format facilitates a better understanding of the comparative principal risks than a narrative discussion of those risks.

6.	Comment: The Staff requested that the Registrants confirm that there were no Board considerations, other than those described in the “What factors did the Board consider?” section of each Registration Statement, adverse to the ultimate Board determination to recommend each Reorganization to shareholders.

Response:       The Registrants confirm that any significant factors considered by the Board that were adverse to the Board’s decision to approve the Reorganizations are adequately set forth in these sections.

7.	Comment: The Staff requested that the Registrants clarify in the sections entitled “Portfolio Transitioning” to indicate whether the redemption from the Master Funds is expected to be in cash or in kind.

Response:        The Registrants has revised this disclosure as requested.

8.	Comment: The Staff requested that the Registrants confirm that the net asset value of each acquired Portfolio does not exceed 10% of the corresponding surviving Portfolio, both measured as of a date within 30 days prior to the date of filing the related Registration Statement.

Response:        The Registrants confirm that as of June 1, 2016, the net asset value of each acquired Portfolio does not exceed 10% of the corresponding surviving Portfolio.

9.	Comment: The Staff requested that the Registrants confirm that the surviving Portfolios will not be able to recoup expenses waived or reimbursed under any expense limitation agreement with the target Portfolios.

Response: The Registrants so confirm.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

June 3, 2016

Page | 3

10.	Comment: The Staff requested that the Registrants identify in correspondence the accounting survivor for each Reorganization and provide an analysis of whether the accounting survivor’s performance should be used following each Reorganization based on the factors outlined in the North American Securities Trust no action letter (Aug. 5, 1994) (“NAST Letter”).

Response:        Management of the funds has determined that the investment performance of the surviving fund would continue to be used by that fund following each Reorganization. The factors considered by management in making this determination include the following:

•	That investment performance is the performance of the fund that will be the surviving fund as a legal matter.
•	Management has concluded that the surviving fund would be the accounting survivor in accordance with Generally Accepted Accounting Principles (“GAAP”).
•	The surviving fund’s sub-adviser will continue in place after the Reorganization.
•	To the extent the surviving and target funds have different investment objectives, policies, or strategies, those of the surviving fund will continue in place.
•	The expense structure of the surviving fund, to the extent it differs from that of the target fund, will continue in place after the Reorganization.
•	In each case, the surviving fund has more assets and a longer-term performance record than the target fund.
•	Each target fund is a feeder fund in a master-feeder structure; each surviving fund is a stand-alone fund, and will continue to operate as a stand-alone fund.

Voya Large Cap Growth Portfolio Reorganization

11.	Comment: The Staff requested that the Registrant provide the appropriate auditor consent for VY® Fidelity® VIP Contrafund® Portfolio.

Response:        The Registrant will file the requested auditor consent.

12.	Comment: The Staff requested that the Registrant revise the fifth bullet in the summary section to clarify the nature of the contractual arrangements. The Staff notes that the expense limitation agreement provides for a lower contractual rate for VY® Fidelity® VIP Contrafund® Portfolio than Voya Large Cap Growth Portfolio.

Response:        The Registrant has revised the disclosure as requested.

13.	Comment: With respect to the capitalization table, the Staff requested that the Registrant revise the adjustment to the net assets to show that it reduces the pro forma combined net assets and show that adjustment as a negative amount.

Response:        The Registrant has revised the capitalization table accordingly.

14.	Comment: With respect to the capitalization table, the Staff requested that the Registrant please consider including the additional classes of Voya Large Cap Growth Portfolio in the table.

Response:        The Registrant appreciates the Staff’s comment but the additional share classes are not involved in the reorganization. To avoid shareholder confusion, these share classes are not presented within the Annual Portfolio Operating Expense table or the capitalization table.

15.	Comment: The Staff requested that the Registrant revise the disclosure in the sub-section entitled “Sub-Adviser to Growth Portfolio” to clarify that Voya IM is a wholly-owned sub-adviser for purposes of the manager-of-managers relief.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

June 3, 2016

Page | 4

Response: The Registrant appreciates the Staff comment, but respectfully declines to make this change at this time. The Registrant will consider clarifying this discussion as part of the Registrant’s next annual update. The Registrant notes that the current disclosure indicates that both the Adviser and Voya IM are wholly-owned subsidiaries of Voya Financial, Inc.

16.	Comment: The Staff requested that the Registrant clarify that the expenses of the Reorganization will be shared equally by the Adviser and VY® Fidelity® VIP Contrafund® Portfolio.

Response:        The Registrant has revised the disclosure as requested.

17.	Comment: The Staff requested that the Registrant clarify whether the implicit costs will be shared by both VY® Fidelity® VIP Contrafund® Portfolio and Voya Large Cap Growth Portfolio.

Response:        The Registrant has revised the disclosure to clarify that the implicit costs are expected to be borne by Voya Large Cap Growth Portfolio.

18.	Comment: If VY® Fidelity® VIP Contrafund® Portfolio is expected to receive securities in connection with the redemption from the Master Fund, the Staff requests that the Registrant discuss any repositioning which is anticipated to occur prior to the Reorganization.

Response:        The Registrant expects that VY® Fidelity® VIP Contrafund® Portfolio will receive the proceeds of its redemption from the Master Fund in cash. The Registrant has revised the disclosure to reflect this fact.

19.	Comment: The Staff requests that the Registrant confirm the SEC file numbers provided on the cover of the Statement of Additional Information.

Response:        The Registrant has revised the disclosure as requested.

VY® Invesco Growth and Income Portfolio Reorganization

20.	Comment: The Staff requested that the Registrant provide the appropriate auditor consent for VY® Fidelity® VIP Equity-Income Portfolio.

Response:        The Registrant will file the requested auditor consent.

21.	Comment: The Staff requested that the Registrant revise the fifth bullet in the summary section to indicate that VY® Fidelity® VIP Equity-Income Portfolio currently benefits from a contractual obligation that limits its expenses.

Response:        The Registrant has revised the disclosure as requested.

22.	Comment: The Staff requested that the Registrant correct the table on page 9 to reflect the correct Master Fund Management Fee.

Response:        The Registrant has revised the disclosure as requested.

23.	Comment: The Staff requested that the Registrant revise the disclosure in the sub-section entitled “Sub-Adviser to Growth and Income Portfolio” to clarify that Invesco is an unaffiliated sub-adviser for purposes of the manager-of-managers relief.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

June 3, 2016

Page | 5

Response: The Registrant appreciates the Staff comment, but respectfully declines to make this change at this time. The Registrant will consider clarifying this discussion as part of the Registrant’s next annual update.

24.	Comment: With respect to the capitalization table, the Staff requested that the Registrant revise the adjustment to the net assets to show that it reduces the pro forma combined net assets and show that adjustment as a negative amount.

Response:        The Registrant has revised the capitalization table accordingly.

25.	Comment: With respect to the capitalization table, the Staff requested that the Registrant please consider including the additional classes of VY® Invesco Growth and Income Portfolio in the table.

Response:        The Registrant appreciates the Staff’s comment but the additional share classes are not involved in the reorganization. To avoid shareholder confusion, these share classes are not presented within the Annual Portfolio Operating Expense table or the capitalization table.

26.	Comment: With respect to the capitalization table, the Staff requested that the Registrant revise the adjustment for estimated one-time consolidation expenses as these do not agree with the expenses indicated on page 13.

Response:        The Registrant has revised the capitalization table accordingly.

27.	Comment: The Staff requested that the Registrant revise Appendix A to state, if true, that the expenses of the Reorganization will be paid by the Adviser.

Response:        The Registrant has revised the Appendix as requested.

28.	Comment: The Staff requested that the Registrant clarify whether the implicit costs will be shared by both VY® Fidelity® VIP Equity-Income Portfolio and VY® Invesco Growth and Income Portfolio.

Response:        The Registrant has revised the disclosure to clarify that the implicit costs are expected to be borne by VY® Invesco Growth and Income Portfolio.

29.	Comment: If VY® Fidelity® VIP Equity-Income Portfolio is expected to receive securities in connection with the redemption from the Master Fund, the Staff requests that the Registrant discuss any repositioning which is anticipated to occur prior to the Reorganization.

Response:       The Registrant expects that VY® Fidelity® VIP Equity-Income Portfolio will receive the proceeds of its redemption from the Master Fund in cash. The Registrant has revised the disclosure to reflect this fact.

30.	Comment: The Staff requests that the Registrant confirm the SEC file numbers provided on the cover of the Statement of Additional Information.

Response:        The Registrant has revised the disclosure as requested.

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio Reorganization

31.	Comment: The Staff requested that the Registrant provide the appropriate auditor consent for VY® Fidelity® VIP Mid Cap Portfolio.

Response:        The Registrant will file the requested auditor consent.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

June 3, 2016

Page | 6

32.	Comment: The Staff requested that the Registrant correct the third bullet in the summary section.

Response:        The Registrant has revised the disclosure as requested.

33.	Comment: The Staff requested that the Registrant revise the fifth bullet in the summary section to clarify the nature of the contractual arrangements. The Staff notes that the expense limitation agreement provides for a lower contractual rate for VY® Fidelity® VIP Mid Cap Portfolio than VY® T. Rowe Price Diversified Mid Cap Growth Portfolio.

Response:        The Registrant has revised the disclosure as requested.

34.	Comment: With respect to the capitalization table, the Staff requested that the Registrant revise the adjustment to the net assets to show that it reduces the pro forma combined net assets and show that adjustment as a negative amount.

Response:        The Registrant has revised the capitalization table accordingly.

35.	Comment: With respect to the capitalization table, the Staff requested that the Registrant please consider including the additional classes of VY® T. Rowe Price Diversified Mid Cap Growth Portfolio in the table.

Response:        The Registrant appreciates the Staff’s comment but the additional share classes are not involved in the reorganization. As such, these share classes are not presented within the Annual Portfolio Operating Expense table or the capitalization table.

36.	Comment: With respect to the capitalization table, the Staff requested that the Registrant revise the adjustment for estimated one-time consolidation expenses as these do not agree with the expenses indicated on page 12.

Response:        The Registrant has revised the capitalization table accordingly.

37.	Comment: The Staff requested that the Registrant revise Appendix A to state, if true, that the expenses of the Reorganization will be paid by the Adviser.

Response:        The Registrant has revised the Appendix as requested.

38.	Comment: The Staff requested that the Registrant clarify whether the implicit costs will be shared by both VY® Fidelity® VIP Mid Cap Portfolio and VY® T. Rowe Price Diversified Mid Cap Portfolio.

Response:        The Registrant has revised the disclosure to clarify that the implicit costs are expected to be borne by VY® T. Rowe Price Diversified Mid Cap Portfolio.

39.	Comment: If VY® Fidelity® VIP Mid Cap Portfolio is expected to receive securities in connection with the redemption from the Master Fund, the Staff requests that the Registrant discuss any repositioning which is anticipated to occur prior to the Reorganization.

Response:        The Registrant expects that VY® Fidelity® VIP Mid Cap Portfolio will receive the proceeds of its redemption from the Master Fund in cash. The Registrant has revised the disclosure to reflect this fact.

* * * * * * * * * * * *

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

June 3, 2016

Page | 7

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2650

Very truly yours,

/s/ Kristen Freeman

Kristen Freeman
Vice President and Counsel
Mutual Fund Legal Department
Voya Investment Management

Attachment

cc:     Huey P. Falgout, Jr., Esq.

   Voya Investments, LLC

  Elizabeth J. Reza, Esq.

  Rope & Gray LLP

APPENDIX A

Voya investment management

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

June 3, 2016

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Voya Investors Trust (on behalf of Voya Large Cap Growth Portfolio)
SEC File No. 333-211169

Voya Investors Trust (on behalf of VY® Invesco Growth and Income Portfolio)
SEC File No. 333-211170

Voya Partners, Inc. (on behalf of VY® T. Rowe Price Diversified Mid Cap Growth Portfolio)
SEC File No. 333-211171

Dear Ms. Hahn:

Voya Investors Trust and Voya Partners, Inc. (each a “Registrant” and collectively the “Registrants”) are responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrants recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the U.S. Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Mutual Fund Legal Department
Voya Investment Management

Attachments

cc:	Elizabeth J. Reza, Esq.